Exhibit 99.53

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For Immediate Release:

SANDSTORM GOLD ACQUIRES A GOLD STREAM ON THE

XSTRATA OPERATED BRACEMAC-MCLEOD PROPERTY

Vancouver, British Columbia, July 13, 2011 – Sandstorm Gold Ltd. (“Sandstorm Gold” or the “Corporation”) (TSX-V: SSL) is pleased to announce the completion of a gold purchase agreement (the “Agreement”) with Donner Metals Ltd. (“Donner”) (TSX-V: DON) (via a back-to-back agreement with Sandstorm Metals & Energy Ltd. (“Sandstorm Metals & Energy”) (TSX-V: SND)) to acquire an amount of gold and gold equivalent based on production at the Bracemac-McLeod development property located in Matagami, Québec (the “Bracemac-McLeod Property”) and operated by Xstrata Canada Corporation (“Xstrata”). Donner is the owner of a 35% joint venture interest in the Bracemac-McLeod Property.

Sandstorm Gold has agreed to purchase an amount of gold and gold equivalent equal to 17.5% of the production from the Xstrata operated Bracemac-McLeod Property. Pursuant to the Agreement, Sandstorm Gold will make an upfront cash payment to Donner of US$5 million (the “Upfront Deposit”) on June 30, 2012.

Sandstorm Gold will make ongoing per ounce payments equal to the lesser of US$350 per ounce of gold or gold equivalent and the then prevailing market price of gold (the “Per Ounce Payments”). Donner will have the option, for a period of 24 months, to repurchase up to 50% of the Agreement by making a US$3.5 million payment to Sandstorm Gold whereupon the percentage of gold and gold equivalent that Sandstorm Gold is entitled to purchase shall be decreased from 17.5% to 8.75%. Aside from the Upfront Deposit and Per Ounce Payments, Sandstorm Gold is not required to contribute to any capital, exploration or operating expenditures in respect to the Bracemac-McLeod Property. Sandstorm Gold has received a guarantee that the Corporation will receive minimum before tax cash flows of (i) US$0.8 million in 2013, (ii) US$1.4 million in 2014, (iii) US$1.4 million in 2015, and (iv) US$1.4 million in 2016, thus providing a 100% return of capital within approximately five years.

“We are pleased to have acquired a gold stream on a strong mine, operated by one of the world’s largest mining companies,” said President & CEO Nolan Watson. “The Donner transaction highlights the financing synergy that we envisioned when Sandstorm Metals & Energy was spun-out from Sandstorm Gold in early 2010.”

tel 604.628.1178

1400 – 400 Burrard Street	TSX.V: SSL

Vancouver, BC V6C 3A6 Canada	SANDSTORMGOLD.COM

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Further to a metals purchase agreement with Donner, Sandstorm Metals & Energy has agreed to purchase an amount of copper equal to 17.5% of the copper produced from the Bracemac-McLeod Property, in exchange for making a payment of US$20 million upon the completion by Donner of certain funding conditions, which are expected to be completed in the near future.

For more information see the Sandstorm Metals & Energy press release at http://www.sandstormmetalsandenergy.com.

In addition, Sandstorm Gold has entered into a cooperation agreement with Sandstorm Metals & Energy whereby the two companies, where applicable, will work together to complete metal streaming transactions and share joint operating expenses.

About the Bracemac-McLeod Property

The Bracemac-McLeod Property is a high grade volcanogenic massive sulphide (“VMS”) deposit located in the historical and prolific mining district of Matagami, Québec. Xstrata has been operating in the Matagami district for almost fifty years with ten previously operating mines and one current producing mine called Perseverance (Xstrata 100%). As Perseverance winds down, Xstrata plans to shift operations to Bracemac-McLeod (Xstrata 65%, Donner 35%) while utilizing the existing Matagami mill to produce concentrates of zinc and copper. Bracemac-McLeod will be an underground mine, accessed via a ramp, and is expected to begin ore production in early 2013. Construction of the Bracemac-McLeod Mine began in April 2010 and the access ramp is currently passing towards the Bracemac ore body. The current mine life is expected to be approximately four years with exploration potential to extend the mine life.

Ore will be processed at the Xstrata operated Matagami mill which is currently processing ore from Xstrata’s wholly owned Perseverance mine. The Matagami mill has been in operation since 1963 and underwent a recent upgrade that was completed in 2008. Historically, it has processed similar types of ore from other VMS deposits in Matagami. . Total mine production from Bracemac-McLeod (Xstrata 65%, Donner 35%) is expected to be 2,500 tonnes per day and production of copper is expected to be 24 Mlbs in 2013, 16 Mlbs in 2014, 21 Mlbs in 2015 and 21 Mlbs in 2016.

More information on the Bracemac-McLeod Property and the Matagami mill can be found on Donner’s website at www.donnermetals.com and the NI 43-101 technical report located on Donner’s SEDAR profile at www.sedar.com.

tel 604.628.1178

1400 – 400 Burrard Street	TSX.V: SSL

Vancouver, BC V6C 3A6 Canada	SANDSTORMGOLD.COM

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The following table sets forth the estimated mineral resources for the Bracemac-McLeod Property as of September, 2010:

Mineral Resource Classification	Tonnage (t)	Zn %	Cu %	Au g/t	Ag g/t	SG t/m3
Measured	2,599,387	11.31	1.58	0.45	36.95	3.48
Indicated	1,031,423	8.87	1.13	0.56	20.61	3.39
Total M&I	3,630,811	10.62	1.45	0.48	32.31	3.46

Inferred	2,628,455	8.79	1.31	1.06	38.84	3.72

The following table sets forth the estimated mineral reserves for the Bracemac-McLeod Property as of September, 2010:

Mineral Reserve Classification	Tonnage (t)	Zn %	Cu %	Au g/t	Ag g/t	SG t/m3
Proven	2,788,940	9.84	1.39	0.39	31.55
Probable	939,436	8.90	0.87	0.54	18.46
Total	3,728,376	9.60	1.26	0.43	28.25	3.36

Robin Adair, Donner’s Vice President, Exploration, is the Qualified Person as defined under National Instrument 43-101 who has verified that the technical information with respect to the Bracemac-McLeod Property reported in this news release is as originally stated in the “Technical Report and Feasibility Study for the Bracemac-McLeod Project, Matagami Area, Quebec” dated September, 2010 as prepared jointly by GENIVAR Limited Partnership and Xstrata Canada Corporation-Xstrata Zinc Canada Division in accordance with NI 43-101.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a growth focused resource based company that seeks to complete gold purchase agreements with companies that have advanced stage development projects or operating mines. A gold purchase agreement involves Sandstorm Gold making an upfront cash tel 604.628.1178

1400 – 400 Burrard Street	TSX.V: SSL

Vancouver, BC V6C 3A6 Canada	SANDSTORMGOLD.COM

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payment to its partners and in exchange, Sandstorm Gold receives the right to purchase a percentage of the gold produced for the life of the mine, at a fixed price per ounce. Sandstorm helps other companies in the resource industry grow their business, while acquiring attractive assets in the process.

Sandstorm Gold is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm Gold has completed gold purchase agreements with Luna Gold Corp., SilverCrest Mines Inc., Santa Fe Gold Corp., Rambler Metals and Mining plc, Brigus Gold Corp. Metanor Resources Inc. and Donner Metals Ltd. For more information visit: http://www.sandstormgold.com.

Cautionary Note Regarding Forward-Looking Information

Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by the forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2010. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Sandstorm does not undertake to update any forward-looking information that is contained or incorporated by reference herein, except in accordance with applicable securities laws. Sandstorm does not provide any representation as to its comparability with other companies in its industry including, but not limited to, Silver Wheaton Corp., Royal Gold, Inc., and Franco-Nevada Corporation.

Contact Information:

Sandstorm Gold Ltd.:

tel 604.628.1178

1400 – 400 Burrard Street	TSX.V: SSL

Vancouver, BC V6C 3A6 Canada	SANDSTORMGOLD.COM

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Investor Relations Contact

Denver Harris

(604) 628-1178

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

tel 604.628.1178

1400 – 400 Burrard Street	TSX.V: SSL

Vancouver, BC V6C 3A6 Canada	SANDSTORMGOLD.COM